Exhibit 99.1

 This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

 It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

 You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

MARFRIG GLOBAL FOODS S.A. Publicly Traded Company CNPJ/MF No. 03.853.896/0001-40 NIRE 35.300.341.031	BRF S.A. Publicly Traded Company CNPJ/MF No. 01.838.723/0001-27 NIRE 42.300.034.240

JOINT MATERIAL FACT

MARFRIG GLOBAL FOODS S.A. ("Marfrig") and BRF S.A. ("BRF" and, together with Marfrig, the "Companies"), in compliance with article 157, paragraph 4, of Law No. 6,404, of December 15, 1976 ("Brazilian Corporation Law"), and Resolution No. 44 of the Brazilian Securities and Exchange Commission, of August 23, 2021, in continuation of the joint material facts disclosed on May 15 and 26, on August 5 and September 5, 2025, hereby informs its shareholders and the market in general, in the context of the merger of shares issued by BRF by Marfrig ("Merger of Shares"), approved at the Extraordinary General Meetings of the Companies held or closed on August 5, 2025, as the case may be ("Meetings"), pursuant to the  "Plan of Merger of Shares Issued by BRF S.A. by Marfrig Global Foods S.A.", entered into on May 15, 2025, as amended on May 26, 2025 ("Plan of Merger"), that, on this date, the boards of directors of the Companies held meetings, in which, among others, the following matters were resolved:

  Result of Right of Withdrawal and Ratification of Merger of Shares Approval

As a result of the approval of the Merger of Shares by the Shareholders' Meetings, shareholders holding 9,981,683 common shares issued by BRF and shareholders holding 5 common shares issued by Marfrig ("Dissident Shareholders") were exercised the right of withdrawal, totaling a reimbursement amount in the total amount of R$ 198,535,674.87 to BRF and R$ 16.60 to Marfrig. As these amounts are not capable of jeopardizing the financial stability of any of the Companies, the prerogative provided for in Article 137, paragraph 3, of the Brazilian Corporation Law will not be exercised, so that the resolutions of the Meetings for the approval of the Merger of Shares were ratified.

  Implementation of Conditions and Closing Date

The Conditions established in item 8.1 of the Plan of Merger were met.

In view of the satisfaction of the Conditions, the Closing Date of the Merger of Shares (as defined in item 8.2 of the Plan of Merger) will be September 22, 2025, the date on which the Merger of Shares will be, for all intents and purposes, considered consummated.

Therefore, September 22, 2025 will be the last trading day of BRF's shares on B3 S.A. – Brasil, Bolsa, Balcão ("B3") and BRF shareholders who hold shares on such date will receive shares issued by Marfrig, subject to the Exchange Ratio referred to in item 3 below.

Starting September 23, 2025, Marfrig's shares will be traded on B3 under the ticker MBRF3.

  Exchange Ratio and Fractions of Shares

The final Exchange Ratio (as defined in item 3.1 of the Plan of Merger) to be adopted in the Merger of Shares will be 0.8521 common shares issued by Marfrig for each one (1) share issued by BRF held on the Closing Date, and it is not necessary to make adjustments to the Exchange Ratio due to the provisions of item 3.1.5 and Exhibit 3.1.5 of the Plan of Merger.

As provided for in item 3.1.2 of the Plan of Merger, any fractions of common shares issued by Marfrig arising from the Exchange Ratio will be grouped and then sold in the spot market managed by B3 after the consummation of the Merger of Shares, according to terms and conditions to be disclosed in due course. The amount earned in the auction of the fractions of shares, net of fees, will be made available to former BRF shareholders who are entitled to the respective fractions, in proportion to their interest in each share sold.

  Statement of Permitted Distributions

The Permitted Distributions provided for in item 3.1.3 of the Plan of Merger were declared in the total gross amount of (i) R$ 3,321,464,325.13 by BRF, being R$ 2,921,464,325.13 as dividends and R$ 400,000,000.00 as interest on capital ("IoC"), which correspond to R$ 1.83486883675 as dividends per share and R$ 0.25122591037 as IoC per share; and (ii) R$ 2,346,333,786.47 by Marfrig, fully as dividends, which correspond to R$ 2.81050111040 per share. The calculations already exclude the shares held by BRF and Marfrig shareholders who exercised the right of withdrawal by virtue of the Merger of Shares and who will not be entitled to receive the Permitted Distributions, as provided for in the Plan of Merger.

As provided for in item 3.1.5 and Annex 3.1.5 of the Plan of Merger, the total amount of the Permitted Distributions was reduced from the amount to be paid as reimbursement to shareholders who exercised the right of withdrawal.

The Permitted Distributions will be paid to shareholders who hold shares issued by each Company on September 18, 2025 (inclusive) ("Cut-off Date"), and the shares issued by the Companies will be traded "ex-dividends/IoC" as of September 19, 2025.

The payment of the Permitted Distributions will be made in national currency, in a single installment, on September 29, 2025 for shareholders of BRF and on September 30, 2025 for shareholders of Marfrig, without the incidence of monetary adjustment or interest between the date and the effective payment.

The declared amounts of Permitted Distributions may be used by the Companies to offset the payment of amounts withheld and collected as withholding income tax ("IRRF") related to any capital gain due as a result of the Merger of Shares of shareholders not resident in Brazil, pursuant to the Plan of Merger.

  Notices to Shareholders

The Companies shall disclose on this date Notices to Shareholders detailing the main procedures and respective applicable deadlines, of, among others: (i) the payment of the reimbursement amount to shareholders who exercised the right of withdrawal resulting from the approval of the Merger of Shares by the Shareholders' Meetings; (ii) the distributions of dividends and interest on capital approved by the Boards of Directors; and (iii) the submission by non-resident investors of information and supporting documents in order to allow the Companies to promote, under the terms of the applicable laws and regulations, the withholding of the IRRF related to any capital gain of such investors due as a result of the Merger of Shares.

The Companies shall keep their shareholders and the market informed of relevant updates related to the Merger of Shares and other matters addressed in this Joint Material Fact.

São Paulo, September 8, 2025.

MARFRIG GLOBAL FOODS S.A.	BRF S.A.
Tang David Chief Financial Officer and Investor Relations Officer	Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer

IMPORTANT NOTICE

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of BRF and holders of common shares of BRF are urged to read the informational document regarding the merger between BRF and Marfrig because it will contain important information.

U.S. holders of common shares of BRF are urged to read any informational document or other materials prepared by BRF for common shareholders of BRF regarding the merger because they will contain important information. BRF expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.

A copy of any informational documents prepared for holders of ADRs or U.S. holders of common shares of BRF (when available) may also be obtained for free from Marfrig.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of BRF and Marfrig of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements.

Statements regarding the structure and timing of any merger between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements.

Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the merger, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Securities Commission (CVM). There is no guarantee that the expected events, trends or results will actually occur.

Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.